Exhibit 23.2

Independent Auditors’ Consent

The Members

American Seafoods Holdings LLC:

We consent to the use of our report dated May 19, 2003, with respect to the consolidated balance sheets of American Seafoods Holdings LLC and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, members’ interest (deficit) and comprehensive income (loss), and cash flows for the period January 28, 2000 through December 31, 2000 and for the years ended December 31, 2001 and 2002 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report states that effective January 1, 2002, American Seafoods Holdings LLC and subsidiaries ceased amortization of goodwill.

/s/    KPMG LLP

Seattle, Washington

October 14, 2003